[Letterhead of New Century Bancorp, Inc.]

October 14, 2011

VIA TELECOPIER AND EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4470

Washington, DC 20549

Re:	New Century Bancorp, Inc., Dunn, North Carolina

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed April 1, 2011

File No. 0-50400

Dear Mr. Nolan:

This letter is intended to serve as a supplemental response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 31, 2011, regarding the above-referenced filings of New Century Bancorp, Inc., Dunn, North Carolina (the “Company”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company received notice on August 16, 2010, that Raymond L. Mulkey, then a member of the Company’s board of directors, had died. The Company filed a current report on Form 8-K on August 17, 2010 to report that fact.

Mr. Mulkey was one of the largest loan customers of the Company’s subsidiary, New Century Bank (the “Bank”). In the weeks following Mr. Mulkey’s death, it was confirmed that Mr. Mulkey’s death had been a suicide. It was also discovered that many loan applications and borrowing base certificates that had been submitted by Mr. Mulkey had been falsified, and that the companies that he owned and his estate comprised only a fraction of the assets that had been reported in this documentation. The Company promptly notified federal and state authorities and filed a Current Report on Form 8-K on September 20, 2010.

In a Current Report on Form 8-K filed by the Company on November 3, 2010 and in the first sentence of a publicly available press release that was disseminated on October 29, 2010, the Company disclosed that the alleged fraud which had been reported on September 20, 2010 involved a former director of the Company. The Company did not, however, identify Mr. Mulkey by name in its Exchange Act reports because the investigation was still ongoing and the Company was sensitive to the potential for claims based on libel or slander by the decedent’s estate or family if Mr. Mulkey’s identity were disclosed and the investigation later cleared his name. The Company also considered the probability that an eventual conviction was unlikely due to Mr. Mulkey’s suicide, precluding a defense to any potential libel action.

The Company is committed to timely and transparent disclosure in its Exchange Act filings. The Company reported the alleged fraud swiftly upon discovery in the September 20, 2010 Form 8-K and included related disclosure on pages 27, 33, 34, 43, 74, 75, and 88 of its Annual Report on Form 10-K. Disclosure was also included on pages 18, 20, 23, 24, 26, and 27 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

In addition, the Company did not disclose the perpetrator’s identity because the fraud was committed by a person acting as a borrower and not as a member of the board of directors. Notwithstanding our good faith basis for tailoring the disclosure in the manner it was presented, the Company is currently undertaking a review of its Exchange Act filings since August 2010 to determine whether its disclosures should be expanded and modified.

While investigations have not concluded, the Company believes Mr. Mulkey was guilty of the alleged crimes. The Company is not, however, aware of any facts that indicate that any of other current or former officers, directors, or employees of the Company or the Bank were involved in the $10.8 million fraud that was perpetrated by Mr. Mulkey against the Bank.

In connection with this supplemental response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company enhance the quality of the disclosure contained in its filings under the Exchange Act.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (910) 892-7080.

Respectfully yours,

/s/ Lisa F. Campbell

Lisa F. Campbell
Executive Vice President, Chief Financial Officer, and Chief Operating Officer

cc:	Gaeta & Eveson, P.A.